Exhibit 99.1

ZOOZ Shareholders Approve Previously Announced $180 Million Private Placement and Bitcoin Treasury Reserve Strategy, Along with All Related Proposals

Approval positions ZOOZ to become the first Nasdaq and TASE dual-listed company to hold Bitcoin in its treasury

TEL AVIV, Israel, September 19, 2025 – ZOOZ Power Ltd. (Nasdaq and TASE: ZOOZ) (“ZOOZ” or the “Company”) today announced that at its Extraordinary General Meeting, shareholders voted to approve all proposals related to the Company’s previously announced $180 million private placement (the “PIPE”) and Bitcoin Treasury Reserve Strategy.

Following this approval, ZOOZ expects to close the PIPE during the week of September 22, 2025, subject to customary closing conditions and final documentation.

Key Proposals Approved

●	Issuance of Ordinary Shares and Warrants in connection with the $180 million PIPE, including $5 million sold in the initial private placement
●	Amendment to the Company’s Articles of Association to increase the authorized share capital
●	Election of Alberto Franco and Jonas Grossman to the Company’s Board of Directors upon the Closing Date
●	Nasdaq Approval necessary to implement the transaction and ensure continued compliance with Nasdaq and TASE listing requirements

Bitcoin Treasury Reserve Strategy

Proceeds from the PIPE will primarily be used to launch ZOOZ’s Bitcoin Treasury Reserve Strategy. The Company intends to allocate approximately 95% of the net proceeds (after repayment of outstanding promissory notes) to purchase and hold Bitcoin on its balance sheet, becoming the first dual-listed Nasdaq and TASE company to formally adopt a Bitcoin treasury reserve strategy.

“As ZOOZ solidifies its position as a dual-listed Bitcoin treasury pioneer, U.S. and Israeli investors will now have seamless access to our model,” said Jordan Fried, Chief Executive Officer of ZOOZ. “With shareholder approval secured, we are poised to leverage every resource available to a dual-listed entity to scale our Bitcoin holdings.” Our treasury is evolving into a strategic asset, one that will drive growth, stability, and differentiation while signaling to crypto-native and innovation-focused stakeholders that ZOOZ is at the forefront.

Advisors

Chardan is acting as sole placement agent to ZOOZ

Cooley LLP is acting as U.S. legal advisor to ZOOZ

Shibolet & Co. is acting as Israeli legal advisor to ZOOZ

Goodwin Procter LLP is acting as U.S. legal advisor to Chardan

Sullivan & Worcester LLP is acting as Israeli legal advisor to Chardan

MS-IR LLC is acting as U.S. investor relations advisor

PwC Israel are the independent auditors of ZOOZ

About ZOOZ

Upon the closing of the PIPE, ZOOZ will be the first Nasdaq and TASE dual-listed company implementing a long-term strategic Bitcoin treasury. This innovative approach is expected to position ZOOZ as a pioneer and a forward-thinking capital allocator. Shareholders are expected to benefit from long-term, asymmetric upside through direct exposure to Bitcoin. ZOOZ is publicly traded on Nasdaq and TASE under the ticker ZOOZ.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements of historical facts are “forward-looking statements. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this press release include statements regarding the timing, size and completion (including the ability to meet the required closing conditions) of the PIPE, the anticipated use of proceeds from the PIPE and the implementation of the Company’s Bitcoin treasury strategy and the potential value to shareholders. These forward-looking statements are based on ZOOZ’s expectations and assumptions as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties that could cause ZOOZ’s future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: the impacts of macroeconomic conditions, heightened inflation and uncertain credit and financial markets, on ZOOZ’s business and financial position; changes in expected or existing competition; changes in the regulatory environment; unexpected litigation or other disputes; risks related to the new Bitcoin treasury program; the risk that ZOOZ’s stock price may be highly correlated to the price of the Bitcoin that it holds; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purpose; general market, political, and economic conditions in the countries in which ZOOZ operates, including Israel; and the effect of the evolving nature of the recent war in Israel. Other factors that may cause ZOOZ’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified under the heading “Risk Factors” in ZOOZ’s annual report on Form 20-F filed with the SEC on March 7, 2025, and in other filings that ZOOZ makes and will make with the SEC in the future. ZOOZ expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

Investor Contact:

Miri Segal – CEO

MS-IR LLC

msegal@ms-ir.com